CHC Helicopter Corporation 4740 Agar Drive Richmond, BC V7B 1A3 Canada T 604.276.7500 F 604.247.7056 www.chc.ca

February 16, 2007

Linda Cvrkel Branch Chief, Division of Corporate Finance United States Securities and Exchange Commission 100 F Street. N.E. Washington, D.C. 20549

Dear Ms Cvrkel:

Re:	CHC Helicopter Corporation
Form 20-F for the Year Ended April 30, 2006
Filed September 18, 2006
Commission File Number: 001-31472

Further to your correspondence dated January 19, 2007 to Rick Davis, please find enclosed our detailed response to the various issues raised. We understand that the purpose of your review is to assist us in our compliance obligations and to enhance the overall disclosure in our filings. We look forward to working with you to achieve these objectives.

Form 20-F for the year ended April 30, 2006

Item 3 - Key Information - Selected Financial Data, page 3

Issue
1.   Please revise your presentation within Selected Financial Data to present EBITDA and all other non-GAAP measures in a position of least prominence. Specifically, your balance sheet data for both Canadian and US GAAP Selected Financial Data should be presented before any non-GAAP measures.

Response
1.   “Segment EBITDA” and “Segment EBITDAR” correspond to line items on our segment information note. Footnotes (v) and (vi) cross-reference these measures to our segment information note as suggested by question 19 to the SEC FAQ on June 13, 2003. It is also our understanding that “Segment EBITDA” and “Segment EBITDAR” are not considered non-GAAP financial measures and it is only the presentation of a consolidated segment profit or loss measure that is a non-GAAP financial measure. This is consistent with question 21 to the same SEC FAQ. This conclusion is also consistent with our December 17, 2004 letter in response to issue 4 raised by Max Webb of the SEC on Form 20-F for the year ended April 30, 2004.

Management’s Discussion and Analysis

Results of Operations

Year Ended April 30, 2006 Compared to Year Ended April 30, 2005, page 36

Issue
2.   Please expand your discussion of general and administration costs and amortization expenses to quantify each factor that contributed to fluctuations in amounts between years. For example, you state that general and administration costs decreased from fiscal 2005 due primarily to adjustments in claim reserves for various insured risks, reduced variable compensation costs from fiscal 2005, and a reduction in Schreiner corporate office expense, but you do no quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Refer to Item 303 (a)(3)(i) of Regulation S-K.

Response
2.   We understand that Item 303 (a)(3)(i) of Regulation S-K requires us in our MD&A to “describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” The decrease of $7.4 million in general and administration costs was due to a reduction in Schreiner corporate office expenses of $10.7 million as a result of restructuring initiatives and a reduction in variable compensation expenses of $4.2 million. These decreases were partially offset by various individually immaterial items including an increase in professional fees and adjustments to claims reserves for various insured risks. In future filings we will provide more comprehensive disclosure of components of revenues and expenses, in accordance with Item 303 (a)(3)(i) of Regulation S-K.

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Liquidity and Capital Resources, page 55

Issue
3.   We note your disclosure that you generated $95.4 million of operating cash flow (before changes in non-cash working capital) in fiscal 2006. Please note that the $95.4 million amount does not represent operating cash flow and should not be referred to as operating cash flow even with the qualification in parenthesis since the discussion may be potentially confusing to the users of your financial statements. Please revise your disclosure to indicate that cash provided by operating activities was $39.3 million. If you wish to discuss the amounts that total $95 million, please refer to the amounts as adjustments to reconcile net income to net cash provided by operating activities, which is a component of net cash provided by operating activities.

Response
3.   We will revise our disclosure in future filings to appropriately identify cash provided by operating activities without qualification as noted above.

Statements of Cash Flows, page 102

Issue
4.   We note your presentation of cash provided by discontinued operations as an aggregate amount at the end of the statements of cash flows. Please revise your US GAAP reconciliation in Note 32 for future filings to present a statement of cash flows that does not aggregate operating, investing and financing cash flows from discontinued operations into a single line item. You may present this information using one of the following methods:

•	Combining the cash flows generated from discontinued operations with the cash flows from continuing operations within each of the 3 categories;
•	Separately identifying the cash flows related to discontinued operations within each of the 3 categories;
•
Displaying the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement, just before “net increase or decrease in cash and cash equivalents.”

Alternatively, you may add a disclosure in Note 32 that discusses the difference in presentation of cash flows between Canadian and US GAAP. See Joel Levine’s December 6, 2005 Speech at the 2005 33rd AICPA National Conference.

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Response
4.   Our presentation of cash provided by discontinued operations as an aggregate amount at the end of the statements of cash flows is referenced to Note 6 (Discontinued Operations). For the year ended April 30, 2004, the three categories on the cash flow relating to discontinued operations were individually immaterial. For the year ended April 30, 2005, the majority ($6.5 million) of the cash flows provided by discontinued operations related to cash provided by investing activities from the sale of Schreiner Canada Ltd. and Schreiner Aircraft Maintenance B.V. We will revise our disclosure in future filings to separately identify the cash flows related to discontinued operations within each of the three categories, as noted above.

Issue
5.   We note your classification of prepaid aircraft rental as an investing activity on the statements of cash flows. It appears from your disclosure in Note 11 that this amount relates to up-front rental payments made on aircraft leased under operating leases and as such should be included in operating activities on the statements of cash flows prepared under US GAAP. Please revise your US GAAP reconciliation note to disclose this difference in reclassification on the statement of cash flows.

Response
5.   We believe that our classification of prepaid aircraft rentals as investing activities is appropriate as these cash payments relate to the disposal of capital assets as they relate to sale-leaseback transactions. Based on the guidance in SFAS 95, Paragraph 17(c), this treatment seems appropriate for US GAAP.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Joint Ventures, page 104

Issue
6.   We note your disclosure that joint ventures are accounted for using the proportionate consolidation method. In your US GAAP reconciliation note to the financial statements, please provide summarized footnote disclosure of the amounts proportionately consolidated such as:

•	Current assets/liabilities
•	Non-current assets/liabilities
•	Net sales

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•	Net income
•	Cash flow information resulting from operating, financing and investing activities

See item 17(c)(2)(vii) of Form 20-F. Alternatively, revise Note 32 to discuss and quantify the impact of this difference in accounting between Canadian and US GAAP.

Response
6.   As per item 17(c)(2)(vii) of Form 20-F, issuers that prepare financial statements on a basis that allows proportionate consolidation for investments in joint ventures (that would be accounted for under the equity method pursuant to US GAAP) may omit differences in classification (between Canadian and US GAAP) in the reconciliation to US GAAP note, given that the joint venture is an operating entity, the significant financial operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. Since our joint venture is an operating entity that is jointly controlled by all parties having equity interests in it, we do not believe that differences in classification between Canadian and US GAAP pertaining to proportionate consolidation is required to be disclosed.

We also understand that companies with financial statements that are presented using proportionate consolidation must provide summarized balance sheet, income statement, and cash flow information resulting from operating, financing and investing activities relating to their pro-rata interest in a joint venture(s). This same disclosure requirement exists under Canadian GAAP. However, we had an interest in only one joint venture as at April 30, 2006 and our proportionate share in this joint venture (assets, liabilities, net earnings, and cash flows) is considered immaterial (less than 1% of assets, liabilities, net earnings and cash flows) to the consolidated financial statements. We note that item 17(c)(2) indicates the requirement to discuss and quantify variations is limited to “material variations”. As a result, we do not believe that disclosure of the amounts proportionately consolidated is required.

In future filings, if our interests in a joint venture(s) become material to the consolidated financial statements, we will provide summarized footnote disclosure of the amounts proportionately consolidated, including Current Assets/Liabilities, Non-current Assets/Liabilities, Net sales, Net income, and Cash flow information.

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Note 3. Restatements, page 107

Issue
7.   We note your disclosure that you restated certain financial information relating to fiscal years 2005 and 2004 to record additional payroll taxes and related penalties, interest and other costs associated with activities in various foreign jurisdictions. Please provide us more detail as to the nature of these amounts and explain to us why the amounts were not appropriately recorded in the applicable prior period. Also, please explain the nature of the corrections to certain future and current income tax balances and explain why you determined it was necessary to correct the $21 million future income tax recovery recorded in fiscal year ended April 30, 2004. Additionally, please tell us how you considered the identification and correction of these errors in your evaluation of disclosure controls and procedures and explain how you were able to conclude in Item 15 that disclosure controls and procedures are effective as of April 30, 2006.

Response
7.   The additional payroll taxes, interest, penalties and other costs recorded in fiscal 2005 and 2004 are attributable to services provided by expatriate employees of CHC Helicopter Corporation and its subsidiaries working in countries where they are not resident. These countries have different complex laws, regulations and administrative practices relating to expatriate payroll taxes. In many cases, obtaining accurate and reliable information on these rules from local third-party sources has been difficult. We did not record the additional amounts in prior periods because we believed that our practices complied with applicable local rules as we understood them and were consistent with those of other multinationals operating in foreign jurisdictions at the time. As part of our review of foreign tax issues, management conducted a study of our expatriate payroll tax obligations around the world, formed an internal payroll tax committee and engaged external advisers as appropriate to determine the requirements under applicable law. Based on this study and our conclusions from it, we decided that it was prudent to record additional payroll taxes along with accrued interest, penalties and other costs.

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The nature of the corrections to certain future and current income tax balances related to calculation errors resulting in a correction of $4.8 million. As well, it was determined that the $21 million in future income tax recovery recorded in fiscal 2004 was overstated by $9.2 million as a result of the understatement of temporary differences arising from certain lease transactions. Through our restructuring initiatives additional resources and controls were introduced to improve processes surrounding tax provisioning. After a complete and detailed balance sheet reconciliation of future income tax assets and liabilities by legal entity, the errors noted above were discovered. These errors were corrected through retroactive restatement of the financial statements in the appropriate periods.

We confirm that we did consider the identification and correction of these errors in our evaluation of our disclosure controls and procedures as of April 30, 2006. It is our view that management’s identification, correction and reporting of these errors serves as strong evidence that our disclosure controls and procedures were appropriately designed to ensure that information, including any information correcting prior disclosures, is accurately recorded, processed, summarized and reported. Through our disclosure controls and procedures we were able to identify these errors and, after engaging in appropriate investigation and analysis, address them appropriately. Both of the areas discussed above were very complex and required extensive data-gathering from multiple locations around the world and significant management analysis and judgment. Once we identified these issues, completed our investigation and finalized our analysis, we were able to conclude on the appropriate corrective action and disclose corrected information in a timely manner.

Issue
8.   We note your disclosure that prior periods have been restated to conform to the current period’s classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions. Please explain to us why you believe it is appropriate to recognize these costs as revenue and explain why these amounts were previously recorded as cost reductions in prior years. For US GAAP purposes please explain to us why you believe these costs are appropriately recognized on a gross basis rather than net basis as discussed in EITF 99-19. Also, please tell us how you became aware that these costs were inappropriately characterized in prior period statements.

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Response
8.   We believe that it is appropriate to recognize certain costs recovered from customers as revenue rather than cost reductions under both Canadian and US GAAP because we act as a principal in these transactions, take title to the inventory, where applicable, and have the risks and rewards of ownership, including inventory loss and credit risk. Through a detailed review, we identified that there were inconsistencies in the treatment of such reimbursed costs throughout the Company in prior years. Therefore, an analysis was performed during the year ended April 30, 2006 to assess whether gross or net revenue presentation was appropriate so a consistent policy could be applied across the organization.

In the analysis performed, we assessed the criteria for revenue presentation under EITF 99-19, which is consistent with the requirements under Canadian GAAP. The following indicators support our presentation of revenue on a gross basis:

1.   We are the primary obligor in the arrangement since we have contracts with suppliers and are responsible for providing products and services to the customer.
2.   For specific reimbursable costs, which involve inventory (primarily fuel), we have general inventory risk as this inventory is stored in our assets. In addition, we have title to this inventory so we also have the risk of physical loss.
3.   In no situation does the customer have discretion in determining product or service specifications.
4.   The customer does not have discretion in selecting suppliers for fuel or aviation charges. We select certain suppliers based on specific locations.
5.   We assume credit risk for amounts billed to customers as collection is our responsibility.

Based on the analysis of the criteria above, we concluded that presenting revenue on a gross basis was appropriate for both current and prior periods. Therefore, the gross method has been selected and applied consistently throughout the company for all periods presented.

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Note 6. Discontinued Operations, page 112

Issue
9.   We note that during fiscal 2006 you reclassified the operating results of the Composites business to continuing operations as you were not able to sell the business. For US GAAP reconciliation purposes, please revise your notes to disclose the effect of this reclassification on the results of operations for each of the prior period presented. See paragraph 48 of SFAS No. 144. Also, please tell us if there was any adjustment recorded upon reclassifying the assets from held for sale to held and used for US GAAP purposes. Please note that under US GAAP, long-lived assets that are reclassified to held and used shall be measured at the lower of (a) carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell. This amount should be included in income from continuing operations for US GAAP purposes for fiscal 2006. See paragraphs 38-39 of SFAS No. 144.

Response
9.   The impact of reclassifying Composites from held for sale to held and used resulted in a decrease in net earnings from continuing operations of $21.3 million (consists of $7.0 million net loss from operations plus a $14.3 million fair value adjustment) and $2.3 million for the years ended April 30, 2005 and 2004, respectively. Note 6 to the financial statements discloses the most significant impact on results of operations being the reclassification of the $14.3 million fair value adjustment to continuing operations. In future filings, we will provide more comprehensive disclosure if a future reclassification occurs from held for sale to held and used.

An adjustment was not required upon reclassifying Composites from held for sale to held and used. When Composites was initially classified as held for sale in Q2 of fiscal 2005, a fair value adjustment of $14.3 million, based on a third party valuation, was recorded in order to adjust the value of Composites to the lower of its carrying amount or fair value less cost to sell. Throughout the period that Composites was classified as held for sale, the fair value was periodically reviewed in order to determine whether any additional fair value adjustment was necessary. When Composites was reclassified to held and used in Q4 of fiscal 2006, the fair value was calculated and it was determined that no additional adjustment was necessary on reclassification.

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Note 16. Other Liabilities, page 118

Issue
10.  We note that in 2006 you had certain aircraft sale-leaseback transactions. Please tell us, and revise your disclosure in the US GAAP reconciliation note to the financial statements to include a description of the terms of the sale-leaseback transaction, including future commitments, obligations, provisions or circumstances that require or result in the seller-lessee’s continuing involvement. See paragraph 17 of SFAS No. 98.

Response
10.  We have reviewed the scope requirements of SFAS No. 98 and the disclosure requirements under paragraph 17 and have noted that the requirements of this guidance relate to sale-leaseback transactions involving real estate or equipment integral to real estate and not other equipment. Paragraph 6 of SFAS No. 98 notes that “except as specified in this paragraph and paragraph 22, this Statement does not address sale-leaseback or other leasing transactions involving only equipment.” Therefore, we believe that the disclosure requirements of paragraph 17 of SFAS No. 98 do not apply to our situation of aircraft sale-leaseback transactions.

However, the requirements of SFAS No. 13 do apply and more specifically paragraph 16 of SFAS No. 13 regarding the disclosure requirements for operating sale-leasebacks. The disclosure requirements under US GAAP are consistent with the requirements under Canadian GAAP. Therefore, we believe that the required disclosures for the operating sale-leaseback transactions have been made throughout our financial statements as at April 30, 2006. Please refer to Note 5 (g) (Accounting Estimates and Measurement Uncertainty - Lease aircraft return costs), Note 5 (h) (Accounting Estimates and Measurement Uncertainty - Aircraft Operating Leases), Note 11 (Other Assets), Note 13 (a) (Debt Obligations), Note 16 (Other Liabilities), Note 26 (Commitments), and Note 28 (Guarantees) in this filing.

Note 23. Per Share Information, page 129

Issue
11.  We note that a certain number of share options were included in the weighted average number of shares for the diluted EPS calculation. In the US GAAP reconciliation note, please disclose the number of potentially dilutive securities that were not included in the diluted EPS calculation for each period presented because their effect is anti-dilutive. See paragraph 40 of SFAS No. 128.

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Response
11.  There were no anti-dilutive securities for the periods presented in the financial statements as at April 30, 2006.

In future filings, we will disclose the number of potentially dilutive securities that were not included in the diluted EPS calculation because their effect is anti-dilutive for each period presented.

Note 26. Commitments, page 135

Issue
12.  We note that you have a significant amount of aircraft and other operating leases. Please tell us if any of the leases contain rent escalations, holidays etc. and if so, please tell us if you recognize the lease payments as rent expense on a straight-line basis over the lease term for US GAAP purposes.

Response
12.  For all of the operating leases that we enter into we recognize lease expense on a straight-line basis over the lease term. This is consistent with the requirements under US and Canadian GAAP.

Note 32, Reconciliation to Accounting Principles Generally Accepted in the United States, page 141

Issue
13.  Please revise Note 32 to explain how the tax impact of the various adjustments between net income under Canadian GAAP to net income under US GAAP were calculated or determined.

Response
13.  For future filings, we will incorporate a footnote explaining the computation of the tax impact on various adjustments for the US GAAP reconciliation. The calculation of the tax impact is dependent on the nature and origin of the reconciling item as the current tax rates differ in the various jurisdictions in which we operate. This can result in different effective tax rates for each adjustment. The footnote would be presented as follows:

(x) Income taxes

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The computation of income taxes related to the adjustments described above are based on the nature of the adjustment and the jurisdiction in which the adjustment originated. The Company operates in various jurisdictions which are subject to local tax legislation. This can result in varying effective tax rates for each reconciling item.

(a)  Consolidated Statements of Earnings and Comprehensive Earnings

- (iii) Amortization of Guarantees Recognized

Issue
14.  We note your adjustment to net earnings according to Canadian GAAP for the amortization of guarantees recognized. Please revise footnote (iii) to indicate the amount and nature of the guarantees that are recorded as liabilities under US GAAP and the period over which the guarantees are amortized. Also, revise the disclosure to explain why these guarantee amounts are being “amortized” for US GAAP purposes.

Response
14.  The guarantees that are recorded as liabilities under US GAAP are limited guarantees to third parties under some of our operating leases relating to a portion of the aircraft values at the termination of the leases. These asset value guarantees also include guarantees in the form of junior loans, loans receivable and deferred payments (refer to Note 28 to the financial statements in this filing). For US GAAP requirements, under the provisions of FIN 45, we have recognized a liability equal to the fair value of the obligation undertaken in issuing these asset value guarantees, regardless of whether or not the liability is probable. The offsetting entry when creating this liability is a prepaid rent asset. As at April 30, 2006, this liability was equal to $12.1 million.

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The prepaid rent assets recorded under US GAAP are being amortized on a straight-line basis over the lease term of the specific lease to which they relate. Amortization of prepaid rent over the lease term is considered appropriate based on paragraph 11 (d) of FIN 45 which specifies that “if a residual value guarantee were provided by a lessee-guarantor when entering into an operating lease, the offsetting entry would be reflected as prepaid rent, which would be accounted for under paragraph 15 of SFAS 13. Under paragraph 15 of SFAS 13, “rental on an operating lease shall be charged to expense over the lease term as it becomes payable.” Therefore, based on this guidance, the amortization of prepaid rent on a straight-line basis over the lease term is considered appropriate. With respect to the guarantee liability, this amount is reduced as we are released from risk, upon expiration or settlement of the guarantee.

In future filings we will amend our disclosure regarding these guarantees in the US GAAP reconciliation note to include the above information.

- (v) Foreign Currency Cash Flow Hedges

Issue
15.  Please revise footnote (v) to discuss the nature of the foreign currency translation costs included in other comprehensive earnings under US GAAP. As part of your response and revised disclosure, indicate the reason there is a difference between the foreign currency translation amount included in other comprehensive earnings under US GAAP and the foreign currency translation adjustment included in the statements of shareholders’ equity under Canadian GAAP.

Response
15.  Footnote (v) in Note 32 Reconciliation to Accounting Principles Generally Accepted in the United States contained in our April 30, 2006 financial statements filed with Canadian Securities Authorities on July 28, 2006 describes the nature of the difference. The footnote reads as follows:

(v) Foreign currency translation

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Under Canadian GAAP, foreign currency translation adjustments related to self-sustaining subsidiaries arising on consolidation are included as a separate component of shareholders’ equity until realized. Under US GAAP, the related translation adjustments are included in other comprehensive earnings. Under US GAAP, the foreign currency translation gain or loss on the revaluation of foreign currency denominated debt designated and qualifying as effective hedges of the Company’s net investments is included in other comprehensive earnings, whereas in Canadian GAAP it is included as a separate component of shareholders’ equity until realized.

In the 20-F filing, item (v) should have read as above but was inadvertently a copy of item (vii). We will ensure such disclosure is incorporated consistently in future US and Canadian filings.

The foreign currency translation amount included in other comprehensive earnings under US GAAP is the difference in the foreign currency translation adjustment account under US GAAP from April 30, 2005 to April 30, 2006. The cumulative foreign currency translation adjustment included in the statements of shareholders’ equity under Canadian GAAP at April 30, 2006 is $66,262. Under US GAAP, the cumulative balance included in accumulated other comprehensive earnings was $100,810 at April 30, 2006. The following table summarizes the difference in the two balances:

At April 30, 2006

Cumulative foreign currency translation adjustment, Canadian GAAP	$66,262
Change in foreign currency translation adjustment from partial investment reduction	2,612
Deferred gain from net investment hedges	37,804
Deferred loss on forward contracts	(5,868)
Cumulative foreign currency translation adjustment, US GAAP	$100,810

The three differences noted above between cumulative foreign currency translation adjustment under Canadian and US GAAP are described in Items (iv), (ii) and (vii), respectively, in Note 32 of this filing.

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- (viii)  Unrealized gains on securities

Issue
16.  We note that other comprehensive earnings according to US GAAP includes an amount for unrealized gains on available for sale securities. Please tell us, and revise the notes to your financial statements to indicate the nature and amount of available for sale securities held during each period presented. Also, to the extent you hold material amounts of these securities, revise Note 32 to include the disclosures required by paragraphs 19 through 21 of SFAS No. 115, as applicable.

Response
16.  The available for sale securities were $6.2 million in securities purchased in fiscal 2005. Due to the immaterial amount, we limited our disclosure of such securities. All shares were disposed of in fiscal 2006. At April 30, 2006, we held no other securities. For future filings, we will include all disclosures required by paragraphs 19 through 21 of SFAS No. 115, as applicable.

(b)  Consolidated Balance Sheets

Issue
17.  We note that you present the balance sheet as of April 30, 2006 and 2005 in accordance with both Canadian and US GAAP, however you have not explained the differences or reasons for differences between the amounts. For each balance sheet line item with a significant difference in amount between Canadian and US GAAP, please revise to describe the nature of the difference in accounting which gives rise to the balance sheet differences. See Item 17 (c)(2) of Form 20-F.

Response
17.  Material differences related to the balance sheet are included in the footnotes to Note 32 Reconciliation to Accounting Principles Generally Accepted in the United States (a) Consolidated statements of earnings and comprehensive earnings items (i) through (ix). In future filings, we will reference the balance sheet line items to the appropriate footnotes and include additional disclosure in the footnotes, as required.

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Issue
18.  We note from your disclosure on page 12 in the Risk Factors section, that Mr. Dobbin owns shares representing in the aggregate 61.7% of the voting power on matters put before the shareholders. For US GAAP purposes, please revise Note 32 to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. We believe this financial statement disclosure is necessary since the significant level of shareholdings by this party provides him with the ability to significantly influence or control the Company’s operations. Refer to the requirement of paragraph 2 of SFAS 57.

Response
18.  Mr. Dobbin’s direct and indirect ownership of CHC shares and voting power has not changed significantly during the periods presented. Mr. Dobbin controlled 61.7%, 61.7% and 62.9% of the voting shares for the years ended April 30, 2006, 2005 and 2004, respectively. As there has been no change in Mr. Dobbin’s share ownership during the periods presented, we do not believe a related party transaction per SFAS 57 has occurred. As a result, we believe that our disclosure of a controlling shareholder in Note 31, Related Party Transactions, and our disclosure of Mr. Dobbin’s voting control elsewhere in the 20-F, including the Risk Factors and Principal Shareholders sections, is appropriate. However, in future filings we will revise Note 32 to the financial statements to disclose the existence of this control relationship with respect to our outstanding common shares to enhance our disclosures.

Issue
19. Please revise to provide a statement of cash flows prepared in accordance with US GAAP or furnish in a note to the financial statements a quantified description of the material differences between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP. For example, you should disclose that Canadian GAAP permits the disclosure of a subtotal of the amount of cash provided by operations before change in non-cash working capital in the consolidated statements of cash flows and United States GAAP does not permit this subtotal to be included. See Item 17(c)(2)(iii) of Form 20-F.

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Response
19.  The statement of cash flows prepared in accordance with US GAAP is not materially different than the statement of cash flows prepared in accordance with Canadian GAAP. All differences are items not involving cash as detailed below and total operating, investing and financing cash flows are the same under Canadian and US GAAP.

	2006	2005		2004
		(Restated Notes 4 and 32(a)(ix	)	(Restated Notes 4 and 32(a)(ix )
Cash flow from operations (Canadian GAAP)	39,335	114,199		87,206

Additional net earnings from continuing operations under US GAAP	39,909	(7,415)		(17,855)
Items not involving cash:
Amortization	832	602		71
Unrealized (gain)/loss on ineffective hedges	(36,547)	4,018		18,662
Foreign currency translation loss due to partial reduction in subsidiary net investments	(1,721)	-		-
Other	(2,473)	2,795		(878)
Cash flow from operations (US GAAP)	39,335	114,199		87,206

In future filings, we will include the following footnote in our Reconciliation to Accounting Principles Generally Accepted in the United States:

(iv) Statement of cash flows

Under Canadian GAAP, the presentation of a subtotal of the amount of cash provided by operating activities before the change in non-cash working capital in the statement of cash flows is permitted. However, under US GAAP, such presentation is prohibited.

In addition, in future filings, if significant differences arise between the statements of cash flows under US GAAP and Canadian GAAP, we will present a condensed consolidated statement of cash flows in our US GAAP reconciliation note.

Issue
20.  For US GAAP purposes please revise your notes to the financial statements to disclose the impact that recently issued accounting standard will have on the financial position and results of operations when such standards are adopted in a future period. See SAB Topic 11M.

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Response
20.  For Canadian GAAP purposes, we have disclosed in our MD&A the new accounting standards that were issued but not yet adopted at the time of filing. However, the following US GAAP accounting standards had been issued but not yet adopted at the time of filing our fiscal 2006 20-F and may be applicable to us in future years:

SFAS 123R - Share-Based Payment
SFAS 151 - Inventory Costs
SFAS 153 - Exchanges of Nonmonetary Assets
SFAS 154 - Accounting Changes and Error Corrections
SFAS 155 - Accounting for Certain Hybrid Financial Instruments
SFAS 157 - Fair Value Measurements
FIN 47 - Accounting for Conditional Asset Retirement Obligations
FIN 48 - Accounting for Uncertainty in Income Taxes
FSP AUG AIR-1 - Accounting for Planner Major Maintenance Activities
SAB 108 - Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements

The impact of the adoption of SFAS 123R, SFAS 151, SFAS 153, SFAS 154, FIN 47, SAB 108 and FSP AUG AIR-1on the financial position and results of operations is not expected to be material and therefore, although disclosure is encouraged, SAB Topic 11M, footnote 7, does not require such disclosure.

Adoption of SFAS 155, SFAS 157 and FIN 48 may have a material impact on our future financial position and results of operations. We are currently assessing the impact of adoption of these accounting standards on our financial statements and believe that the following disclosure is appropriate:

In February 2006, the FASB issued SFAS 155 - Accounting for Certain Hybrid Financial instruments - an amendment of FASB Statements No. 133 and 140. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1 “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” This Statement:

•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.
•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.

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•
Establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.
•
Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of a fiscal year that begins after September 15, 2006. The Company is currently evaluating the implications of this Statement.

In September 2006, the FASB issued SFAS 157 - Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement.

This Statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. This Statement does not expand on the use of fair value in any new circumstances. The intention is to increase the consistency and comparability in fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the implications of this Statement.

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In June 2006, the FASB issued FIN 48 - Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109. FIN 48 requires a two-step approach when evaluating a tax position. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained. The second step is to measure the appropriate amount of tax benefit to recognize, which will be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The tax position should be derecognized in the first period in which it is no longer more-likely-than-not that the tax position will be sustained upon examination. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the implications of this Interpretation.

In future filings we will include disclosure on recently issued accounting standards under Canadian and US GAAP that we have not yet adopted and that may have a material impact on the financial position and results of operations of future periods, in accordance with SAB 74.

Issue
21.  In view of the material differences and items that impact stockholders’ equity, a reconciliation of a statement in changes in shareholders’ equity using balances determined solely under US GAAP should be prepared as a proof that the reconciliation balances and that it provides appropriate disclosure on changes in the equity accounts on a US GAAP basis. Please supplementally prepare and furnish us a US GAAP statement in changes in stockholder’s equity. As many registrants elect to include these US GAAP balance prepared statements in the notes to the financial statements, we also encourage you to likewise consider this additional disclosure in future filings.

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Response
21.  The following is a consolidated statement of changes in shareholders’ equity prepared under US GAAP:

Consolidated Statement of Changes in Shareholders' Equity - US GAAP
For the year ended April 30	2006	2005

Capital Stock
Balance, beginning of year	239,469	238,428
Shares issued to employees for cash
Share option plan	-	668
Share purchase plan	496	239
Change in employee share purchase loans	187	134
Balance, end of year	240,152	239,469

Contributed Surplus
Balance, beginning of year	2,340	2,340
Stock based compensation expense	1,072	-
Balance, end of year	3,412	2,340

Retained Earnings
Balance, beginning of year as originally stated	-	226,658
Restatements	-	(34,726)
Balance, beginning of year	228,231	191,932
Net income	130,619	49,104
Dividends	(17,083)	(12,805)
Balance, end of year	341,767	228,231

Accumulated Other Comprehensive Loss, net of tax
Balance, beginning of year	(74,133)	(30,916)
Foreign currency translation adjustment	(79,713)	8,588
Minimum pension liability	16,460	(54,705)
Unrealized gains on foreign currency cash flow hedges	2,735	1,513
Unrealized gains on securities	(1,387)	1,387
Balance, end of year	(136,038)	(74,133)

Shareholders' equity, end of year	449,293	395,907

In future filings we will include a consolidated statement of changes in shareholders’ equity for both the current year and the prior year comparative under US GAAP in our US GAAP reconciliation note.

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Issue
22. In light of the significant amount of receivables on your balance sheet, please revise Note 32 to include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts. Such description should identify the factors that influenced management’s judgment (e.g., historical losses and existing economic conditions). Also, disclose your policy for charging off uncollectible loans and trade receivables and your policy for determining past due or delinquency status (i.e. whether past due status is based on how recently payments have been received or contractual terms). See paragraph 13a-c of SOP 01-6.

Response
22.  In future filings we will include disclosure in the Significant Accounting Policies section of our financial statements regarding our accounting policy and methodology used to estimate the allowance for doubtful accounts and our policy for charging off uncollectible trade receivables. A sample of what we expect this disclosure to look like is as follows:

The Company maintains an allowance for doubtful accounts against its trade receivables for estimated losses that may arise if its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit worthiness and payment history when making estimates of the uncollectibility of the Company’s trade receivables, loans and other accounts receivable. When all or part of a trade receivable is known to be uncollectible, the trade receivable and related allowance are written off. Amounts subsequently recovered from trade receivables previously considered uncollectible and written off are recorded in income as an expense recovery in the period that the cash is collected.

Issue
23.  Please revise Note 32 to disclose the weighted average shares used to compute basic and diluted earnings per share for each period presented. Also, please include a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations. See paragraph 40 of SFAS No. 128.

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Response
23. Note 23 of the financial statements discloses the weighted average number of shares used to calculate basic and diluted earnings per share for each period presented. In addition, it includes a convertible debt interest adjustment made to net income to determine the diluted net income used in calculating diluted earnings per share under Canadian GAAP. It also includes a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations under Canadian GAAP.

Note 32 does not disclose the denominator (weighted average number of shares) used to calculate basic and diluted earnings per share under US GAAP because there is no difference between the weighted average number of shares used between Canadian and US GAAP. The numerator used to calculate basic earnings per share under US GAAP is disclosed in Note 32 to the financial statements. However, Note 32 does not disclose the numerator used to calculate diluted earnings per share under US GAAP because there is no difference between the convertible debt interest adjustment between Canadian and US GAAP. The numerator used to calculate diluted earnings per share under US GAAP can be calculated by adding net earnings under US GAAP and the convertible debt interest adjustment disclosed in Note 23.

In future filings, we will disclose the numerator and denominator used to calculate basic and diluted earnings per share under US GAAP in our US GAAP reconciliation note.

As requested, the Company does acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that the above responses are adequate; however, should you require any further clarification please feel free to contact the undersigned.

Yours truly,

/s/ Annette Cusworth

Annette Cusworth
Vice-President, Financial Services
CHC Helicopter Corporation
4740 Agar Drive
Richmond, B.C.
Canada
V7B 1A3

Phone - (604) 279 2484
Fax - (604) 247 7056
Mobile - (778) 999 1476

cc	Rick Davis, Senior Vice-President and Chief Financial Officer Martin Lockyer, Vice-President, Legal Services Ken Robertson, Audit Partner, Ernst & Young LLP

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